SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

THE GREATER CHINA FUND, INC.

(Name of Subject Company (Issuer))

THE GREATER CHINA FUND, INC.

(Name of Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39167B102

(CUSIP Number of Class of Securities)

Deborah A. Docs

c/o Prudential Investments LLC

Gateway Center Three

100 Mulberry Street

Newark, NJ 07102

(973) 367-7521

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

William G. Farrar, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$72,655,989	$8,435.36

(1)	Calculated as the aggregate maximum puchase price to be paid for 6,067,002 shares in the offer, based upon a price of 98% of the Fund’s net asset value per share of $12.22 on September 14, 2011.
(2)	Calculated as $ 116.10 per $1,000,000 of Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Greater China Fund, a Maryland corporation (the “Fund”), to repurchase for cash up to 6,067,002 of the Fund’s issued and outstanding shares of common stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Repurchase, September 16, 2011, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Repurchase”), which are filed as exhibits to this Schedule TO. The price to be paid for the shares is an amount equal to 98% of the Fund’s net asset value per share (that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) as determined by the Fund on the next business day following the expiration date of the tender offer, or such later date to which the offer is extended.

Items 1	through Item 11.

The information in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through Item 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12.	Exhibits.

See Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GREATER CHINA FUND, INC.

By:	/s/ Deborah A. Docs
Name:	Deborah A. Docs
Title:	Secretary

Dated:	September 16, 2011

Exhibit List

(a)(1)	Offer to Repurchase, dated September 16, 2011.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Text of Letter to Stockholders of the Fund dated September 16, 2011.

(a)(7)	Press Release issued by the Fund dated September 16, 2011.